東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2 chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 AUG 11 A 8:11

August 1, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

08004137

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Summary of Business Result for the First Quarter ended June 30, 2008

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
AUG 12 2008
THOMSON REUTERS

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

Summary of Business Result for the First Quarter ended June 30, 2008

Date: July 31, 2008

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Shigeru Sudou, General Manager of Administration Division	TEL	(048) 771-7753
Date of filing Shihanki-Houkokusho	August 8, 2008		

1. Consolidated Business Results for 1st quarter of FY March 2009 (April 1, 2008 - June 30, 2008)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
1Q ended Jun. 2008	31,113	—	2,791	—	2,676	—	1,442	—
1Q ended Jun. 2007	33,119	-0.3	2,972	2.9	3,102	5.6	1,768	0.8

FY	Net income per share	Diluted net income per share
	¥	¥
1Q ended Jun. 2008	28.21	26.10
1Q ended Jun. 2007	33.58	31.09

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of June 2008	159,158	65,047	40.7	1,268.09
As of March 2008	160,707	64,327	39.9	1,254.05

(Note) Net assets excluding share subscription rights and minority interests (Consolidated):
64,834 million yean as of Jun. 30, 2008 64,116 million yean as of Mar. 31, 2008

2. Dividends

	Annual cash dividends per share				
	at 1st quarter end	at 2nd quarter end	at 3rd quarter end	at fiscal year end	total
	yen	yen	yen	yen	yen
FY ended Mar. 2008	—	7.50	—	7.50	15.00
FY ending Mar. 2009	—	—	—	—	—
FY ending Mar. 2009 (forecast)	—	7.50	—	7.50	15.00

(Note) Revision in forecast of dividends: None

3. Forecast of Consolidated Financial Performance in FY March 2009 (April 1, 2008 - March 31, 2009)

FY	Net sales		Operating income		Recurring income		Net income		Net income per share
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million
Interim ending Sep. 30	54,400	—	4,000	—	3,610	—	2,000	—	39.12
FY ending Mar. 2009	125,500	0.3	11,000	7.8	10,500	46.8	6,030	78.4	119.90

(Note) Revision in forecast of consolidated financial performance: Yes

4. **Others**

(1) Significant changes in scope of consolidation: None

(2) Simplified accounting method adopted: Yes

(3) Changes in accounting policies

1. Changes due to changes in accounting standard: Yes

2. Other changes: Yes

(4) Number of shares issued

1. Number of outstanding shares at the fiscal year end (including treasury shares):

56,592,274 shares as of Jun. 30, 2008 56,592,274 shares as of Mar. 31, 2008

2. Number of treasury shares at the fiscal year end:

5,465,128 shares as of Jun. 30, 2008 5,464,873 shares as of Mar. 31, 2008

3. Outstanding averaged number of shares:

51,127,274 shares as of Jun. 30, 2008 52,663,932 shares as of Jun. 30, 2007

[Reference] Sales by Business Segment

The First Quarter of FY March 2009 (April 1, 2008 - June 30, 2008)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Property	Other
Net Sales	19,146	6,927	2,536	527	309	1,776
(1) Sales to customers	19,126	6,927	2,536	456	301	1,765
(2) Internal sales or transfers to/from segments	20	—	—	71	7	10
Operating income (or loss)	600	896	872	367	-80	98

	Sub total	Elimination and corporate	Consolidated total
Net Sales	31,223	-109	31,113
(1) Sales to customers	31,113	—	31,113
(2) Internal sales or transfers to/from segments	109	-109	—
Operating income (or loss)	2,753	37	2,791

(Note)

1. Brackets of business segments;
   (1) Catalog Business: Mail order shopping services through catalogs, Internet, and other media.
   (2) Single-item Mail Order Business: Specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company
   (3) Advanced Finance Business: B to C loan services mainly targeting customers of Catalog Business, B to B mortgage loan and financial services in South Korea
   (4) BOT Business: Operation trust business including an enclosure charge service and outsourcing service
   (5) Property Business: Real estate rental and development business
   (6) Other Business: Wholesale business, etc.
2. Change of business segments
   The Company had 7 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu" and "Other". In June, 2008, it withdrew from exhibition sales business in "Karemu" business segment, and the segment itself contributes less to the Company's financial results than before. Therefore, its business segments are changed to 6 segments.

The First Quarter of FY March 2008 (April 1, 2007 - June 30, 2007)

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	20,844	7,203	2,373	815	1,184	327	474
(1) Sales to customers	20,843	7,203	2,373	718	1,184	321	474
(2) Internal sales or transfers to/from segments	1	—	—	96	—	6	—
Operating income (or loss)	347	1,080	1,019	653	-313	107	49

	Sub total	Elimination and corporate	Consolidated total
Net Sales	33,223	-103	33,119
(1) Sales to customers	33,119	—	33,119
(2) Internal sales or transfers to/from segments	103	-103	—
Operating income (or loss)	2,946	25	2,972

(Note)

1. Brackets of business segments;
   (1) Catalog Business: Mail order shopping services through catalogs, Internet, and other media.
   (2) Single-item Mail Order Business: Specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company
   (3) Advanced Finance Business: B to C loan services mainly targeting customers of Catalog Business, B to B mortgage loan and financial services in South Korea
   (4) BOT Business: Operation trust business including an enclosure charge business
   (5) Karemu Business: Sales of kimonos (Japanese traditional cloths) and kimono-related goods
   (6) Property Business: Real estate rental and development business
   (7) Other Business: Wholesale business
2. Change of business segments
   The Company had 7 business segments, which were "Catalog," "Single-item Mail Order," "Advanced Finance," "BOT," "Karemu" and "Other". In June, 2008, it withdrew from exhibition sales business in "Karemu" business segment, and the segment itself contributes less to the Company's financial results than before. Therefore, its business segments are changed to 6 segments.
   The following table shows the results for the 1st quarter of FY March 2008 in new segment scope which has been adopted from FY March 2009.

(Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Property	Other
Net Sales	20,844	7,203	2,373	815	327	1,659
(1) Sales to customers	20,843	7,203	2,373	718	321	1,659
(2) Internal sales or transfers to/from segments	1	—	—	96	6	—
Operating income (or loss)	347	1,080	1,019	653	107	-263

	Sub total	Elimination and corporate	Consolidated total
Net Sales	33,223	-103	33,119
(1) Sales to customers	33,119	—	33,119
(2) Internal sales or transfers to/from segments	103	-103	—
Operating income (or loss)	2,946	25	2,972

END

(Note) The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

- End-